Exhibit 99.2

Hi Everyone,

My name is Alyssa, and I work as a specialist on the Masterworks art acquisitions team.

It’s my pleasure to share with you our most recent offering – a colorful example of Andy Warhol’s iconic and highly commercial “Flowers” series.

Andy Warhol was a pioneer of the Pop Art movement and has been featured in over 4,200 exhibitions globally, making him one of the world’s most culturally significant artists. Sustained demand in Warhol’s market consistently places him among the top three of all artists by auction turnover, and in 2021, Warhol ranked 3rd overall with sales of almost $350 million.

Our acquisitions team has been offered over 450 works by Andy Warhol from across the globe. Of these works, we have carefully selected and acquired 6 unique works to be offered on our platform, or just over 1% of what we have seen. This is one of those paintings. Not only does this work represent an artist’s market who we quite favor, but we also believe the combination of this example and the price is one of the very best we have seen in the market.

We are currently transitioning to a new proprietary format for how we rate individual artworks and artist markets based upon “Similar Sale Appreciation,” “Artist Market Liquidity” and “Artist Market Risk.”

For this particular work:

●	We rate “similar sale appreciation” at a “medium” level, which represents how similar works’ prices have appreciated historically, relative to other offerings.

●	We rate “artist market liquidity” for this work as “very high,” seeing as Warhol’s sales at auction in 2021 were in the top 1% of the over 500 artists that we track.

●	We rate “artist market risk” as “medium.” The rate at which Warhol’s paintings are purchased and then resold for a lower price is higher than most artists we track, but the artist exhibits a longer auction history and has a market with fixed supply, given that he is no longer producing works.

Andy Warhol is well known for the high prices placed on his work, in fact, the artist is among the few who have achieved prices in excess of $100 million for a single work at auction. His 1963 two-panel masterpiece, “Silver Car Crash (Double Disaster),” sold for $105 million in 2013 at Sotheby’s New York, and Christie’s recently announced that it will be featuring, “Shot Sage Blue Marilyn,” a rare portrait of Marilyn Monroe that the artist created in 1964, at their upcoming May New York Evening sale, with a reported initial auction estimate in the region of $200 million.

This “Flowers” painting specifically was originally sold through Leo Castelli, a prominent dealer who also promoted other commercially successful artists like Roy Lichtenstein, Robert Rauschenberg and Ed Ruscha. Since 1988, nineteen 24 by 24 inch “Flowers” works have sold at public auction, achieving top records of $5.6 million in May 2019, and $3.6 million, in May of 2018.

Overall, Masterworks’ “track record” across all of our investment vehicles is 15.8%, net of fees, on an annualized basis through December 31st, 2021.

Investing involves risk and the past price performance is not indicative of future results. Before investing in our offering, please be sure to carefully review the Offering Circular and see important Regulation A disclosures at masterworks dot io slash cd.